Exhibit 99.1

PRESS RELEASE                                     UNILAB CORPORATION
                                                  (AMEX:ULB)
                                                  18448 Oxnard Street
                                                  Tarzana, CA  91356
                                                  www.Unilab.com

                                                  For Further Information:
                                                  Charles Kim
                                                  Phone: (818) 758-6607
                                                  e-mail: IRelations@Unilab.com

IMMEDIATE RELEASE
November 2, 1998

               UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS

TARZANA, CA, November 2, 1998 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the quarter ended September 30, 1998 were $53.2 million versus $54.2 million in the same period last year. The Company reported net income for the quarter of $3.1 million, or $0.07 per common share, compared to net income of $0.7 million, or $0.02 per common share in the same period last year.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $8.2 million for the quarter, or 15.5% of sales, compared to $6.4 million, or 11.9% of sales, for the same period last year.

For the first nine months, sales were $162.0 million compared to $161.3 million during the same period last year. Net income was $9.6 million, or $0.22 per common share, compared to a net loss of ($0.4) million, or ($0.01) per common share in the prior year. EBITDA was $25.4 million, or 15.7% of sales, compared to $16.9 million, or 10.5% of sales in the same period last year.

"Our third quarter results evidence management's continued success in addressing the Company's critical issues and objectives," said David Weavil, Unilab's Chairman and CEO. "Additionally, I am pleased with our year-to-date operating results which show a better than 50% EBITDA improvement and net income growth from a slight loss last year to a $9.6 million profit. It is satisfying to see the commitment and focus to our detailed operating plan translate into meaningful financial results."

The Company's volume for the 3rd quarter was 4% below the same quarter last year, and pricing increased by 2.5%. Year to date, pricing has increased 4% compared to the same period in 1997. "We're encouraged by the pricing trends of the last year, even in light of this year's HCFA chemistry profile changes, which have now been incorporated into our test ordering and claims filing processes," stated Mr. Weavil. "With increased confidence in our strengthened operations, leaner expense base, and commitment to managing a more reasonable pricing environment, we see exciting opportunities--including volume growth--available to the Company. While we plan to use organic and transactional growth as a means to leverage our infrastructure and earnings, we don't plan to pursue growth at the expense of profit margins."

Mr. Weavil added, "Unilab is excited about our recently announced purchase of substantially all of the assets of Meris Laboratories, Inc., and we expect the transaction to close within a week. We are enthusiastic about this opportunity to enhance shareholder value, as well as expand our presence in the California marketplace to better serve our clients throughout the state."

The statements in this press release that are not historical facts may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1997 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.



                              - tables to follow -

                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)
                                                        Three months ended Sept. 30,      Nine months ended Sept. 30,
                                                            1998            1997             1998           1997

Revenue                                                    $53,160         $54,238         $162,046       $161,298

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                            16,255          17,174           49,645         52,346
    Supplies                                                 7,480           7,488           22,585         22,655
Other Operating Expenses                                    13,075          14,649           39,404         43,224
                                                            ------          ------           ------         ------
                                                            36,810          39,311          111,634        118,225
                                                            ------          ------          -------        -------
Amortization and Depreciation                                1,848           2,210            5,774          6,675
Selling, General and Administrative Expenses                 8,132           8,491           24,990         26,185
                                                             -----           -----           ------         ------

    Total Operating Expenses                                46,790          50,012          142,398        151,085

Operating Income                                             6,370           4,226           19,648         10,213

Other Income (Expenses)
    Interest Expense, net                                  (3,308)         (3,535)         (10,068)       (10,603)
                                                           -------         -------         --------       --------

Income (Loss) Before Income Taxes                            3,062             691            9,580          (390)

Net Income (Loss)                                            3,062             691            9,580          (390)

Preferred Stock Dividends                                       33              36               99            108
                                                                --              --               --            ---

Net Income (Loss) Available to Common
   Stockholders                                             $3,029            $655           $9,481         ($498)
                                                            ------            ----           ------         ------

Basic and Diluted Earnings per Share:
Net Income (Loss)                                            $0.07           $0.02            $0.22        ($0.01)


EBITDA                                                      $8,218          $6,436          $25,422        $16,888

                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)
                                                                     September 30                December 31,
                                                                         1998                        1997
Cash and Cash Equivalents                                                $19,901                   $11,652
Accounts Receivable, net                                                  40,395                    36,583
Other Current Assets                                                       4,357                     4,106
                                                                           -----                     -----
Total Current Assets                                                      64,653                    52,341


Fixed Assets, net                                                         11,510                    13,160


Goodwill and Other Intangible Assets                                      45,034                    46,430


Other Assets                                                               6,446                     6,769
                                                                           -----                     -----


Total Assets                                                            $127,643                  $118,700
                                                                        --------                  --------


Total Current Liabilities                                                 24,695                    23,791


Long-Term Debt, net of current portion                                   123,450                   124,285
Other Liabilities                                                          2,043                     2,907


Total Shareholders' Deficit                                             (22,545)                  (32,283)
                                                                        --------                  --------


Total Liabilities and Shareholders' Deficit                             $127,643                  $118,700
                                                                        --------                  --------